FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 May 2015

NOTICE OF REDEMPTION TO THE HOLDERS OF

HSBC Capital Funding (Sterling 1) L.P.
(established as a limited partnership under the Limited Partnerships (Jersey) Law 1994)
(the "Issuer")

GBP500,000,000
8.208 per cent. Non-cumulative Step-up Perpetual Preferred Securities
(Reg S ISIN: XS0110560165 and Rule 144A ISIN: XS0110560835)
(the "Preferred Securities")

Pursuant to paragraph 4.2 of the terms of the Preferred Securities, notice is hereby irrevocably given to holders of the Preferred Securities that on 30 June 2015 (the "First Optional Redemption Date"), HSBC (General Partner) Limited, in its capacity as general partner of the Issuer, will exercise its option to redeem all of the Preferred Securities outstanding at the stated nominal amount ("Optional Redemption Price") together with interest accrued to the First Optional Redemption Date in accordance with the terms of the Preferred Securities.

On the First Optional Redemption Date, all of the Preferred Securities issued by the Issuer shall be redeemed in whole for cash at a redemption price equal to the Optional Redemption Price.

For and on behalf of:
HSBC (General Partner) Limited
As General Partner of
HSBC Capital Funding (Sterling 1) L.P.

Investor enquiries to:
Rebecca Self	+44 (0) 20 7991 3643	rebecca.self@hsbc.com
Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 21 May 2015